UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

GPS Industries, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45666P104

(CUSIP Number)

Alan Rogers

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road - PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

June 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13D

CUSIP No. 45666P104

1.	NAME OF REPORTING PERSONS Istithmar PJSC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 574,080,104*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 409,836,066*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,080,104*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of the following securities registered in the name of or otherwise owned by Leisurecorp, which is a direct, wholly owned subsidiary of Istithmar: (i) 2,000,000 Preferred Shares (convertible into 327,868,852 shares of Common Stock) and (ii) warrants to purchase up to 81,967,214 shares of Common Stock. In addition, as a result of the voting arrangements under the Shareholders Agreement, Leisurecorp may be deemed to have shared voting power with respect to the following securities registered in the name of or otherwise owned by GWSE: (i) 824,089 Preferred Shares (convertible into 135,096,557 shares of Common Stock) and (ii) warrants to purchase up to 29,147,481 shares of Common Stock.

**	This percentage is obtained by dividing 574,080,104 by the sum of (x) 574,080,104 and (y) 541,686,703 (which is the number of shares of Common Stock issued and outstanding on May 15, 2008 according to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 20, 2008).

13D

CUSIP No. 45666P104

1.	NAME OF REPORTING PERSONS Leisurecorp LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 574,080,104*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 409,836,066*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,080,104*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%**
14.	TYPE OF REPORTING PERSON OO

*	Consists of the following securities registered in the name of or otherwise owned by Leisurecorp, which is a direct, wholly owned subsidiary of Istithmar: (i) 2,000,000 Preferred Shares (convertible into 327,868,852 shares of Common Stock) and (ii) warrants to purchase up to 81,967,214 shares of Common Stock. In addition, as a result of the voting arrangements under the Shareholders Agreement, Leisurecorp may be deemed to have shared voting power with respect to the following securities registered in the name of or otherwise owned by GWSE: (i) 824,089 Preferred Shares (convertible into 135,096,557 shares of Common Stock) and (ii) warrants to purchase up to 29,147,481 shares of Common Stock.

**	This percentage is obtained by dividing 574,080,104 by the sum of (x) 574,080,104 and (y) 541,686,703 (which is the number of shares of Common Stock issued and outstanding on May 15, 2008 according to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 20, 2008).

SCHEDULE 13D

This Amendment No. 1 on Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Commission on December 28, 2006 (the “Original Schedule 13D”) by Istithmar PJSC (“Istithmar”) with respect to the ordinary shares, $0.001 par value per share (the “Common Stock”), of GPS Industries, Inc. (the “Company”), a corporation organized under the laws of the State of Nevada (the Original Schedule 13D, as amended and supplemented, is referred to as the “Statement”). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

The Original Schedule 13D is amended and supplemented as follows:

Item 4.	Purpose of the Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On June 12, 2008, Leisurecorp entered into a purchase option agreement (the “Purchase Option Agreement”) with GWSE and Tulip Business Developers, Limited, a B.V.I. company (“Tulip”). Pursuant to the Purchase Option Agreement and among other things more fully described therein:

1. Tulip was granted an option, exercisable in whole or in part at any time and from time to time between the date of the Purchase Option Agreement and October 12, 2009, to purchase up to (i) 700,000 Preferred Shares and Warrants to purchase up to 28,688,525 shares of Common Stock from Leisurecorp and (ii) 300,000 Preferred Shares and Warrants to purchase up to 12,295,082 shares of Common Stock from GWSE. The Preferred Shares and Warrants are to be transferred together in connection with the exercise by Tulip of the option based on the following ratio: 1 Preferred Share : Warrants to purchase 40.983607 shares of Common Stock. The purchase price payable by Tulip upon for these securities upon exercise of the option is $10 per Preferred Share. Accordingly, if Tulip were to exercise the option in full, the aggregate purchase price payable by Tulip would be $10,000,000 as follows: $7,000,000 to Leisurecorp and $3,000,000 to GWSE.

2. At any time prior to May 8, 2012, if either Leisurecorp or GWSE intends to sell any Preferred Shares or Warrants to purchase shares of Common Stock (other in each case than those subject to the option described above), Leisurecorp or GWSE, as applicable, are first required to offer Tulip the right to purchase such shares and/or warrants.

3. If Tulip converts into shares of Common Stock any or all of the Preferred Shares acquired by it in connection with exercising the option described above, then each of Leisurecorp and GWSE also is required to convert into shares of Common Stock a proportional amount of Preferred Shares held by it.

4. If Tulip exercises its right under the Purchase Option Agreement to acquire 100% of the Preferred Shares and Warrants that are subject to the option described above, then the parties have agreed to cause the Certificate of Designation for the Preferred Shares to be amended to eliminate the approval rights granted to holders of Preferred Shares over certain Company actions that are specified in Section 6(b) of the Certificate of Designation (which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 17, 2006). According to the Certificate of Designation, these approval rights are to exist for so long as Leisurecorp is the owner of record of 25% or more of the number of Preferred Shares that it purchased pursuant to the Securities Purchase Agreement. These approval rights are summarized in Item 4 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
8	Purchase Option Agreement, dated as of June 12, 2008, by and among Leisurecorp LLC, Great White Shark Enterprises, LLC and Tulip Business Developers, Limited.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2008

ISTITHMAR PJSC

By:	/s/ Alan Rogers
Name:	Alan Rogers
Title:	Chief Executive Officer, Istithmar Real Estate and Director, Istithmar PJSC

LEISURECORP LLC

By:	/s/ David Spencer
Name:	David Spencer
Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
8	Purchase Option Agreement, dated as of June 12, 2008, by and among Leisurecorp LLC, Great White Shark Enterprises, LLC and Tulip Business Developers, Limited.